AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 1994

                                                     REGISTRATION NO. 33-52745
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------

                               AMENDMENT NO. 1
                                      TO

                                   FORM S-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                           HORRIGAN AMERICAN, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

             Pennsylvania                            23-2224614
    (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
    INCORPORATION OR ORGANIZATION)

            6 Commerce Drive, Shillington, Pennsylvania 19607-9704
                                 610-775-5199
        (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                        J. F. Horrigan, Jr., Chairman
                           Horrigan American, Inc.
                                P.O. Box 13428
                       Reading, Pennsylvania 19612-3428
                                 610-775-5199
          (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   Copy to:

               Michael B. Jordan, Esq., Drinker Biddle & Reath
          Philadelphia National Bank Building, 1345 Chestnut Street
                            Philadelphia, PA 19107
                                 215-988-2700

                                --------------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS
       POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

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

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS.

    The following exhibit is filed herewith.

    Exhibit 4.19  Seventeenth Supplemental Indenture.


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                                  SIGNATURES

    PURSUANT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF READING, AND COMMONWEALTH OF PENNSYLVANIA ON THE 26TH DAY OF APRIL, 1994.

                                  HORRIGAN AMERICAN, INC.
                                             /s/  JOHN F. HORRIGAN, JR.
                                        By:-----------------------------------
                                                  JOHN F. HORRIGAN, JR.
                                                        CHAIRMAN

                              POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John F. Horrigan, Jr., Arthur A. Haberberger, Robert Ordway, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Horrigan American, Inc.), to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

         SIGNATURES                         TITLE                    DATE
         ----------                         -----                    ----

/s/  JOHN F. HORRIGAN, JR.     Chairman of the Board of         April 26, 1994
- -----------------------------  Directors
     JOHN F. HORRIGAN, JR.

/s/  ARTHUR A. HABERBERGER     President (principal executive   April 26, 1994
- -----------------------------  officer) and Director
    ARTHUR A. HABERBERGER

   /s/  ROBERT ORDWAY          Senior Vice President            April 26, 1994
- -----------------------------  (principal financial and
        ROBERT ORDWAY          accounting officer)

/s/  RICHARD W. HORRIGAN       Director                         April 26, 1994
- -----------------------------
     RICHARD W. HORRIGAN

/s/  W. MICHAEL HORRIGAN       Director                         April 26, 1994
- -----------------------------
     W. MICHAEL HORRIGAN

 /s/  S. D. KLINE, JR.         Director                         April 26, 1994
- -----------------------------
      S. D. KLINE, JR.

/s/  JOHN A. MULLINEAUX        Director                         April 26, 1994
- -----------------------------
     JOHN A. MULLINEAUX

/s/  ELIZABETH HORRIGAN RATHZ  Director                         April 26, 1994
- -----------------------------
  ELIZABETH HORRIGAN RATHZ

/s/  RICHARD W. HORRIGAN, JR.  Director                         April 26, 1994
- -----------------------------
  RICHARD W. HORRIGAN, JR.

/s/  ALTHEA L. A. SKEELS       Director                         April 26, 1994
- -----------------------------
     ALTHEA L. A. SKEELS

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                                                                  EXHIBIT 4.19

                     SEVENTEENTH SUPPLEMENTAL INDENTURE,

                         DATED AS OF APRIL 25, 1994,
                              TO INDENTURE DATED
                            JULY 21, 1977, BETWEEN

                           HORRIGAN AMERICAN, INC.

                                     AND

                   FIRST EASTERN BANK, NATIONAL ASSOCIATION

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

                     SEVENTEENTH SUPPLEMENTAL INDENTURE,

                         DATED AS OF APRIL 25, 1994,
                              TO INDENTURE DATED
                            JULY 21, 1977, BETWEEN

                           HORRIGAN AMERICAN, INC.

                                     AND

                   FIRST EASTERN BANK, NATIONAL ASSOCIATION

    HORRIGAN AMERICAN, INC., a Pennsylvania corporation (hereinafter called the "Company"), and FIRST EASTERN BANK, NATIONAL ASSOCIATION, successor trustee to Mellon Bank, N.A. under the Indenture hereinafter mentioned (hereinafter called the "Trustee"), are parties to an Indenture dated as of July 21, 1977, as amended by a First Supplemental Indenture dated as of May 1, 1981, by a Second Supplemental Indenture dated as of May 1, 1982, by a Third Supplemental Indenture dated as of December 1, 1982, by a Fourth Supplemental Indenture dated as of May 1, 1983, by a Fifth Supplemental Indenture dated as of April 1, 1984, by a Sixth Supplemental Indenture dated as of April 1, 1985, by a Seventh Supplemental Indenture dated as of April 1, 1986, by an Eighth Supplemental Indenture dated as of April 1, 1987, by a Ninth Supplemental Indenture dated as of April 1, 1988, by a Tenth Supplemental Indenture dated as of April 1, 1989, by an Eleventh Supplemental Indenture dated as of April 1, 1990, by a Twelfth Supplemental Indenture dated as of April 1, 1991, by a Thirteenth Supplemental Indenture dated as of September 1, 1991, by a Fourteenth Supplemental Indenture dated as of April 1, 1992, by a Fifteenth Supplemental Indenture dated as of April 1, 1993, and by a Sixteenth Supplemental Indenture dated as of April 1, 1994 (such Indenture, as so amended, being herein called the "Indenture"), relating to securities of the Company known as Subordinated Investment Certificates. The Company is successor under the Indenture to Horrigan Companies, Inc., a Pennsylvania corporation, the original obligor under the Indenture and the issuer of certain Subordinated Investment Certificates heretofore issued under the Indenture.

    The Company and the Trustee agree as follows, intending to be legally bound:

        Authorized Denominations of Passbook Certificates. The second paragraph of Section 20.02 of the Indenture (as added by Section 3 of the Seventh Supplemental Indenture dated as of April 1, 1986) is amended to read as follows:

        "Passbook Certificates shall be issued in such denominations as the Company shall establish from time to time. The Company may also establish from time to time an aggregate maximum amount of Passbook Certificates that may be held by any one holder."

    IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date and year first above written.

                                         HORRIGAN AMERICAN, INC.

Attest:

      /s/  JOANNE HABERBERGER            By   /s/  JOHN F. HORRIGAN, JR.
- ------------------------------------       -----------------------------------
        JOANNE HABERBERGER,                     JOHN F. HORRIGAN, JR.
             SECRETARY                                 CHAIRMAN

                           FIRST EASTERN BANK, NATIONAL ASSOCIATION, as Trustee

                           By              /s/ LILLIAN COHEN
                             -------------------------------------------------
                                             LILLIAN COHEN,
                                           AUTHORIZED OFFICER

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